UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FEBRUARY 2, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ironwood Pharmaceuticals, Inc.

File No. 333-163275 - CF#24531

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Ironwood Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on November 20, 2009, as amended.

Based on representations by Ironwood Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.9	through December 31, 2012
Exhibit 10.10	through December 31, 2012
Exhibit 10.11	through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Suzanne Hayes
Branch Chief